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Exhibit 99.1

        SUPPLEMENTAL INDENTURE NO. 1

BETWEEN

WESTPAC BANKING CORPORATION

AND

JPMORGAN CHASE BANK DATED AS OF MAY 21, 2003

4.625% SUBORDINATED NOTES
DUE 2018

EXHIBIT A	Form of Subordinated Note

        [Form of Supplemental Indenture]

        SUPPLEMENTAL INDENTURE No. 1 (the "Supplemental Indenture"), dated as of May 21, 2003, between WESTPAC BANKING CORPORATION ABN 33 007 457 141, a bank incorporated in Australia and registered in New South Wales under the Corporations Act 2001 of Australia (the "Company"), and JPMORGAN CHASE BANK, formerly THE CHASE MANHATTAN BANK, a New York banking corporation, as Trustee (the "Trustee").

Recitals

        In accordance with Sections 2.1, 3.1 and 8.1 of the Subordinated Indenture, dated as of July 1, 1999, between the Company and the Trustee, as amended and restated on May 15, 2003 (the "Indenture") this Supplemental Indenture is being entered into in order to establish the form and terms of a new series of securities.

        All capitalized terms used herein without definition shall have the meanings specified in the Indenture.

        For and in consideration of the premises, it is mutually covenanted and agreed as follows:

ARTICLE I

Definitions

        Section 1.1    Definitions.    For all purposes of this Supplemental Indenture, the terms defined in this Article have the meanings assigned to them in this Article:

        "Interest Payment Date" means June 1 and December 1 of each year, commencing December 1, 2003 until and including June 1, 2018.

ARTICLE II

Issuance of 4.625% Subordinated Notes Due 2018

        Section 2.1    Issuance of 4.625% Subordinated Notes Due 2018.    There shall be a series of debt securities designated the "4.625% Subordinated Notes Due 2018" (the "Subordinated Notes") and such Subordinated Notes shall have the following terms in accordance with the provisions of the Indenture and this Supplemental Indenture:

        (a)    Limitation on Aggregate Principal Amount.    The aggregate principal amount of the Subordinated Notes which may be authenticated and delivered shall be limited to US$350,000,000; provided, however, that the Company may create and issue further subordinated notes ranking pari passu with the Subordinated Notes in all respects or in all respects except for the payment of interest accruing prior to the issue date of such further subordinated notes or except for the first payment of interest following the issue date of such further subordinated notes. The Company may consolidate such further subordinated notes with the Subordinated Notes to form a single series, having the same terms as to status, redemption or otherwise as the Subordinated Notes.

        (b)    Principal Payments and Principal Payment Dates.    Except as set forth below in sub-section (f) of this Section, the principal amount of the Subordinated Notes outstanding (together with any accrued and unpaid interest thereon) shall be payable in a single installment on June 1, 2018.

        (c)    Interest Rates and Interest Payment Dates.    Interest shall accrue on the Subordinated Notes from May 21, 2003 or the most recent Interest Payment Date to which interest shall have been paid or provided, at 4.625% per annum. To the extent allowed by law, the Company shall also pay interest on overdue installments of principal and interest at the applicable interest rate. Interest on the Subordinated Notes shall be computed on the basis of a 360-day year of twelve 30-day months.

        Interest shall be payable on the Subordinated Notes on each Interest Payment Date. If any Interest Payment Date is not a Business Day, interest shall be paid on the next succeeding Business Day, with the same force and effect as if made on the Interest Payment Date the payment was due, and no interest shall accrue for the period from and after such Interest Payment Date.

        (d)    Payment Dates Generally.    In any case where any Redemption Date, Stated Maturity or Maturity or other payment date in respect of the Subordinated Notes shall not be a Business Day, payment of principal, premium, if any, or other payments need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on such date, and no interest shall accrue on the amount so payable for the period from and after such Redemption Date, Stated Maturity or Maturity or other payment date, as the case may be.

        (e)    Currency and Manner of Payment in Respect of the Subordinated Notes.    Payment of the principal of, and premium, if any, interest, if any, and other amounts, if any, on the Subordinated Notes shall be made in U.S. Dollars.

        (f)    Tax Redemption.    The Subordinated Notes may be redeemed in accordance with Section 10.8 of the Indenture, pursuant to the procedure set forth in Article X of the Indenture, at a Redemption Price of 100% of the principal amount thereof plus accrued but unpaid interest to the Redemption Date.

        (g)    Sinking Fund Obligations.    The Company has no obligation to redeem or purchase any Subordinated Notes pursuant to any sinking fund or analogous requirement or upon the happening of a specified event or at the option of a Holder thereof.

        (h)    Denomination and Form of Subordinated Notes.    The Subordinated Notes shall be fully registered, without coupons, and issued in denominations of US$1,000 and any integral multiples thereof. Except as provided in Section 3.5 of the Indenture, the Subordinated Notes shall be issuable only as Registered Securities in global form representing the entire aggregate principal amount of the Subordinated Notes and shall be substantially in the form attached as Exhibit A hereto.

        (i)    Initial Depositary.    The initial depositary for the Subordinated Notes shall be The Depository Trust Company.

ARTICLE III

Miscellaneous

        Section 3.1    Counterparts.    This Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one instrument.

        Section 3.2    Headings.    The Article and Section headings herein are for convenience only and shall not affect the construction hereof.

        Section 3.3    Successor and Assigns.    All covenants and agreements in this Supplemental Indenture by the Company shall bind its successor and assigns, whether so expressed or not.

        Section 3.4    Separability.    In case any provision of this Supplemental Indenture, the Subordinated Notes or the Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

        Section 3.5    Benefits of Indenture.    Nothing in this Supplemental Indenture and the Subordinated Notes, expressed or implied, shall give to any Person, other than the parties hereto and their successors hereunder and the Holders, any benefit or any legal or equitable right, remedy or claim under this Supplemental Indenture.

2

        Section 3.6    No Representations By The Trustee.    The Trustee makes no representations as to the validity or sufficiency of this Supplemental Indenture.

        Section 3.7    Governing Law.    This Supplemental Indenture shall be governed by and construed in accordance with the laws of the jurisdiction which governs the Indenture and its construction.

3

        IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the day and year first above written.

WESTPAC BANKING CORPORATION
By:	Name: Title:
JPMORGAN CHASE BANK, formerly THE CHASE MANHATTAN BANK, as Trustee
By:	Name: Title:

4

[FORM OF SUBORDINATED NOTE]

EXHIBIT A

CUSIP:

        UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO WESTPAC BANKING CORPORATION OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL, INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

        THIS SUBORDINATED NOTE IS IN GLOBAL FORM WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF DTC OR A NOMINEE OF DTC. UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR SUBORDINATED NOTES IN CERTIFICATED FORM, THIS SUBORDINATED NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY DTC TO A NOMINEE OF DTC OR BY A NOMINEE OF DTC TO DTC OR ANOTHER NOMINEE OF DTC OR BY DTC OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY.

REGISTERED	REGISTERED
WESTPAC BANKING CORPORATION ABN 33 007 457 141
Original Principal Amount (subject to adjustment as herein provided):
No. . . . . .	US$ . . . . .
4.625% Subordinated Note due 2018

        WESTPAC BANKING CORPORATION, a bank incorporated in Australia and registered in New South Wales under the Corporations Act 2001 of Australia (herein referred to as the "Company," which term includes any successor corporation under the Indenture referred to on the reverse hereof), for value received, hereby promises to pay to                        or registered assigns, the principal sum of                        United States dollars (US$                        ) or such amount as shall be the outstanding principal amount hereof, on June 1, 2018, and to pay interest on the unpaid principal amount hereof (computed on the basis of a 360-day year of twelve 30-day months) from the date of original issuance or from the most recent Interest Payment Date (as defined below) to which interest shall have been paid or duly provided for on this Subordinated Note.

        Interest on this Subordinated Note will accrue at 4.625% per annum, provided, however, that notwithstanding the foregoing, interest shall not accrue on this Subordinated Note at a rate per annum in excess of the maximum rate then permitted by New York law, as the same may be modified by United States law of general application. To the extent allowed by law, the Company will also pay interest on overdue installments of principal and interest at the then applicable interest rate borne by this Subordinated Note.

        Interest will be payable on the Subordinated Notes on each Interest Payment Date.

        The interest so payable on this Subordinated Note on any Interest Payment Date which is punctually paid or provided for will be paid to the Person in whose name this Subordinated Note was registered at the close of business on the fifteenth day preceding such Interest Payment Date (the "Regular Record Date"). The interest so payable on this Subordinated Note which is not punctually paid or provided for will forthwith cease to be payable to the Person in whose name this Subordinated Note was registered on the relevant Regular Record Date, and such defaulted interest shall instead be payable to the Person in whose name this Subordinated Note was registered on the Special Record Date or other specified date in accordance with the Indenture.

        If any Interest Payment Date is not a Business Day, interest shall be paid on the next succeeding Business Day, with the same force and effect as if made on the Interest Payment Date the payment was due, and no interest shall accrue for the period from and after such Interest Payment Date.

        If the date of maturity or the redemption date falls on a day that is not a Business Day, the payment of principal and interest, if any, will be made on the next succeeding Business Day with the same force and effect as if made on such date, provided that no interest shall accrue on the amount so payable for the period from and after such date of maturity or the redemption date, as the case may be.

        "Interest Payment Date" means June 1 and December 1 of each year, commencing December 1, 2003, until and including June 1, 2018.

        Reference is hereby made to the further provisions of this Subordinated Note set forth on the reverse hereof. Such further provisions shall for all purposes have the same effect as though fully set forth at this place.

        This Subordinated Note shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been signed by the Trustee or on behalf of the Trustee by its duly authorized agent under the Indenture referred to on the reverse hereof.

        IN WITNESS WHEREOF, WESTPAC BANKING CORPORATION, has caused this instrument to be executed in its corporate name by the manual or facsimile signature of a duly authorized officer.

Dated:

WESTPAC BANKING CORPORATION
By:
Name: Title:

        This is one of the Securities of the series designated herein and issued under the within-mentioned Indenture.

JPMORGAN CHASE BANK, as Trustee
Dated:	By:
Authorized Signature

        [FORM OF REVERSE OF SUBORDINATED NOTE]

WESTPAC BANKING CORPORATION

4.625% Subordinated Note due 2018

        This Subordinated Note is one of the securities of the Company, all issued or to be issued under an Indenture, dated as of July 1, 1999 as amended and restated as of May 15, 2003, duly executed and delivered by the Company to JPMorgan Chase Bank, formerly The Chase Manhattan Bank, as trustee, as supplemented by Supplemental Indenture No. 1, dated as of May 21, 2003 (as so supplemented, the "Indenture"), duly executed and delivered by the Company to JPMorgan Chase Bank, formerly The Chase Manhattan Bank, as Trustee (hereinafter, the "Trustee," which term includes any successor trustee under any such indenture), to which the Indenture, and all indentures supplemental thereto reference is hereby made for a description of the respective rights and duties thereunder of the Trustee, the Company and the Holders of the Subordinated Notes. This Subordinated Note is one of a series of securities designated as the 4.625% Subordinated Notes due 2018 (the "Subordinated Notes"). The Subordinated Notes are issued pursuant to the Indenture and are limited in aggregate principal amount to US$350,000,000; provided, however, that the Company may create and issue further notes ranking pari passu with the Subordinated Notes in all respects or in all respects except for the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes. The Company may consolidate such further notes with the Subordinated Notes to form a single series, having the same terms as to status, redemption or otherwise as the Subordinated Notes.

        In accordance with Section 10.8 of the Indenture, pursuant to the procedure set forth in Article X of the Indenture, the Subordinated Notes may be redeemed at the option of the Company, in whole but not in part, at any time within 90 days following the occurrence of a Tax Event (as defined herein) at a Redemption Price equal to 100% of the principal amount thereof, plus accrued interest to the Redemption Date; provided, however, that if at the time there is available to the Company the opportunity to eliminate, within the 90-day period, the Tax Event by taking some ministerial action, such as filing a form or making an election, or pursuing some other similar reasonable measure that in the Company's sole judgment has or will cause no adverse effect on the Company or any of its Subsidiaries or Affiliates and will involve no material cost, the Company will pursue that measure in lieu of redemption. "Tax Event" means that the Company has requested and received an opinion of competent tax counsel to the effect that there has been (1) an amendment to, change in or announced proposed change in the laws, or regulations under those laws, of Australia or any political subdivision or authority thereof or therein (or, in the event of the assumption pursuant to Section 7.1 of the Indenture of the obligations of the Company hereunder by a successor Person organized under the laws of a jurisdiction other than the Commonwealth of Australia or any political subdivision or authority thereof or therein, of the Commonwealth of Australia or the country in which such successor Person is organized or resident or deemed resident for tax purposes or any political subdivision or authority thereof or therein); (2) a judicial decision interpreting, applying or clarifying those laws or regulations; an administrative pronouncement or action that represents an official position, including a clarification of an official position, of the governmental authority or regulatory body making the administrative pronouncement or taking any action; or (3) a threatened challenge asserted in connection with an audit of the Company, or any of its subsidiaries, or a threatened challenge asserted in writing against any other taxpayer that has raised capital through the issuance of securities that are substantially similar to the Subordinated Notes, which amendment or change is adopted or which proposed change, decision or pronouncement is announced or which action, clarification or challenge occurs on or after (A) with respect to taxes imposed by the Commonwealth of Australia or any political subdivision or authority thereof or therein, May 16, 2003 or (B) in the event of the assumption pursuant to Section 7.1 of the obligations of the Company hereunder by a successor Person organized under the laws of a jurisdiction other than the Commonwealth of Australia (or any political subdivision thereof), with respect to taxes imposed by a non-Australian jurisdiction, the date of the transaction resulting in such assumption, in each case, following which there is more than an insubstantial risk that any payment on the Subordinated Notes is, or will be, subject to withholding or deduction in respect of any taxes, assessments or other governmental charges.

        Notice of any redemption of the Subordinated Notes will be given to Holders of the Notes at their addresses, as shown in the Register of Holders of Subordinated Notes, not more than 60 nor less than 30 days prior to the date fixed for redemption, and otherwise in accordance with Article X of the Indenture.

        If an Event of Default shall have occurred and be continuing, the principal hereof may be declared, and upon such declaration become, due and payable, in the manner, with the effect and subject to the conditions provided in the Indenture, provided that payment of all such amounts shall remain subordinated to the extent provided in Article XII of the Indenture.

        The Subordinated Notes are subordinated to Senior Creditors, as defined in the Indenture. To the extent provided in the Indenture, Senior Creditors must be paid in full before any amount is paid to Holders of the Subordinated Notes. Each Holder, by accepting this Subordinated Note, agrees to the subordination provisions contained in the Indenture and authorizes the Trustee to give such provisions effect and appoints the Trustee as attorney-in-fact for such purposes.

        In accordance with Section 9.8 of the Indenture, all payments in respect of the Subordinated Notes shall be made without withholding or deduction for, or on account of, any taxes, assessments or other governmental charges ("relevant tax") imposed or levied by or on behalf of Australia or any political subdivision or authority in or of Australia, unless the withholding or deduction is required by law. In that event, the Company shall pay such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by the Holder of the Subordinated Notes, after such withholding or deduction, will equal the amount that the Holder would have received in respect of the Subordinated Notes without such withholding or deduction. However, the Company shall not be obligated to pay Additional Amounts: (1) to the extent that the relevant tax is imposed or levied by virtue of the Holder, or the beneficial owner, of the Subordinated Notes having some connection (whether present, past or future) with Australia or any political subdivision or authority of or in Australia, other than being a Holder, or the beneficial owner, of the Subordinated Notes; (2) to the extent that the relevant tax is imposed or levied by virtue of the Holder, or the beneficial owner, of the Subordinated Notes not complying with any statutory requirements or not having made a declaration of non-residence in, or other lack of connection with, Australia or any political subdivision or authority of or in Australia or any similar claim for exemption, if the Company or its agent has provided the Holder, or the beneficial owner, of the Subordinated Notes with at least 60 days' prior written notice of an opportunity to comply with such statutory requirements or make a declaration or claim; (3) to the extent that the relevant tax is imposed or levied by virtue of the Holder, or the beneficial owner, of the Subordinated Notes having presented for payment more than 30 days after the date on which the payment in respect of the Subordinated Notes first became due and payable, except to the extent that the Holder, or the beneficial owner, of the Subordinated Notes would have been entitled to such Additional Amounts if the Holder or beneficial owner had presented the Subordinated Notes for payment on any day within such 30-day period; (4) to the extent that the relevant tax is imposed or levied by virtue of the Holder, or the beneficial owner, of the Subordinated Notes having presented the Subordinated Notes for payment in Australia, unless the Subordinated Notes could not have been presented for payment elsewhere; or (5) to the extent that the relevant tax is imposed or levied by virtue of the Holder, or the beneficial owner, of the Subordinated Notes being an associate of the Company for purposes of Section 128F(6) of the Income Tax Assessment Act 1936 of Australia. In addition, the Company will pay no Additional Amounts to any Holder who is a fiduciary or partnership or other than the sole beneficial owner of the payment in respect of the Subordinated Notes to the extent such payment would, under the laws of Australia or any political subdivision or authority of or in Australia, be treated as being derived or received for tax purposes by a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to Additional Amounts had it been the Holder of the Subordinated Notes. Any reference in this Subordinated Note to principal or interest shall be deemed to also refer to any Additional Amounts that may be payable under the Indenture.

        In accordance with Section 7.1 of the Indenture, in the event of the assumption by a successor Person of the obligations of the Company as provided in Section 7.1(i)(B) of the Indenture and if such successor Person is organized under the laws of a country other than the Commonwealth of Australia or a political subdivision of a country other than the Commonwealth of Australia, references in the preceding paragraph hereof (except clause (5) thereof) to "Commonwealth of Australia" shall be treated as references to both the Commonwealth of Australia and the country in which such successor Person is organized or resident (or deemed resident for tax purposes).

        The Indenture contains provisions permitting the Company and the Trustee, with the consent of the Holders of not less than a majority in aggregate principal amount (calculated as provided in the Indenture) of the Outstanding Subordinated Notes to modify the Indenture or any supplemental indenture with respect to the rights of the Holders of the Subordinated Notes, provided that without the prior written consent of the Australian Prudential Regulation Authority, a Supplemental Indenture under this paragraph may not make any change to the Indenture or any supplemental indenture that would affect the eligibility of any Outstanding Securities of any series to continue to qualify as Lower Tier 2 capital; and provided that no such modification shall, among other provisions, (i) (a) change the Stated Maturity of the principal of, or any installment of principal of or interest on, the Subordinated Notes, or reduce the principal amount of the Subordinated Notes or the rate of interest thereon, or change the coin or currency in which the Subordinated Notes or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity of the Subordinated Notes (or, in the case of redemption, on or after the Redemption Date), or (b) change any obligation of the Company to maintain an office or agency in the places and for the purposes specified in Section 9.2 of the Indenture; or (ii) reduce the aforesaid percentage of Subordinated Notes the consent of the Holders of which is required for any such modification, or the consent of the Holders of which is required for any waiver (of compliance with certain provisions of the Indenture or certain defaults thereunder and their consequences), without the consent of the Holder of each such Subordinated Note so affected. Any such consent given by the Holder of this Subordinated Note shall be conclusive and binding upon such Holder and all future Holders of this Subordinated Note and of any Subordinated Notes issued on registration hereof, the transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent is made upon this Subordinated Note.

        No reference herein to the Indenture and no provision of this Subordinated Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of, premium, if any, and interest on this Subordinated Note at the place, at the respective time, at the rate and in the coin or currency herein prescribed.

        This Subordinated Note is issuable in registered form without coupons and, except as provided in the Indenture, in denominations of US$1,000 principal amount and any integral multiples in excess thereof. This Subordinated Note may be exchanged for a like aggregate principal amount of Subordinated Notes of other authorized denominations only in the manner and subject to the limitations provided in the Indenture.

        Upon due presentment for registration of transfer of this Subordinated Note, the Company shall execute and the Trustee or on behalf of the Trustee its duly authorized agent shall authenticate and deliver a new Subordinated Note or Subordinated Notes of like tenor and authorized denominations for an equal aggregate principal amount in exchange herefor, subject to the limitations provided in the Indenture.

        No service charge shall be made for any registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

        Prior to due presentment of this Subordinated Note for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the person in whose name this Subordinated Note is registered as the owner hereof for all purposes (subject to the provisions hereof with respect to determination of the person to whom interest is payable).

        Reference is made to the Indenture for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee and the Holders of the Subordinated Notes and of the terms upon which the Subordinated Notes are to be authenticated and delivered.

        All terms used in this Subordinated Note which are defined in the Indenture shall have the respective meanings assigned to them in the Indenture.

        This Subordinated Note shall be governed by and construed in accordance with the laws of the State of New York.

ASSIGNMENT
(To be executed by the registered Holder
if such Holder desires to transfer this Subordinated Note)

FOR VALUE RECEIVED                         hereby sells, assigns and transfers unto

PLEASE INSERT SOCIAL SECURITY OR OTHER
TAX IDENTIFYING NUMBER OF TRANSFEREE

(Please print name and address of transferee)

this Subordinated Note, together with all right, title and interest herein, and does hereby irrevocably constitute and appoint                          Attorney to transfer this Subordinated Note on the securities register relating to this Subordinated Note, with full power of substitution.

Dated:	Signature

Signature Guaranteed

NOTICE: The signature to the foregoing assignment must correspond to the name as written upon the face of this Subordinated Note in every particular, without alteration or any change whatsoever.

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TABLE OF CONTENTS
Recitals
ARTICLE I
Definitions
ARTICLE II
Issuance of 4.625% Subordinated Notes Due 2018
ARTICLE III
Miscellaneous
[FORM OF SUBORDINATED NOTE]
WESTPAC BANKING CORPORATION 4.625% Subordinated Note due 2018
ASSIGNMENT (To be executed by the registered Holder if such Holder desires to transfer this Subordinated Note)